September 4, 2019

Richard Stoddart
Chief Executive Officer
INNERWORKINGS INC
600 West Chicago Avenue, Suite 850
Chicago, IL 60654

       Re: INNERWORKINGS INC
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 19, 2019
           Form 8-K Filed August 8, 2019
           Form 10-Q for the Quarterly Period Ended June 30, 2019
           Filed August 9, 2019
           File No. 000-52170

Dear Mr. Stoddart:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Goodwill, page 24

1. Please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether your North
American
      reporting unit is at risk of failing step one of the quantitative impairment test or that the fair value of this reporting unit is substantially in excess of carrying value and is not at risk of failing step one. If the North American reporting unit is at risk of failing step one, you should disclose:
 Richard Stoddart
FirstName LastNameRichard Stoddart
INNERWORKINGS INC
Comapany 4, 2019
September NameINNERWORKINGS INC
September 4, 2019 Page 2
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FirstName LastName
             the percentage by which fair value exceeded carrying value at the date of the most recent step one test;

             the amount of goodwill allocated to the reporting unit;

             a detailed description of the methods and key assumptions used and how the key assumptions were determined;

             a discussion of the degree of uncertainty associated with the assumptions; and

             a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

         Please refer to Item 303(a)(3)(ii) of Regulation S-K, which requires a description of known uncertainties, and Section V of the Commission's Guidance
Regarding
         Management's Discussion and Analysis of Financial Condition and Results of Operations,
         SEC Release No. 34-48960, issued December 19, 2003 and available on our website at
         www.sec.gov.
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
19. Business Segments, page 71

2. Please disclose total expenditures for additions to long-lived assets for each reportable segment. Refer to ASC 280-10-50-25b.
3. Please tell us your consideration of providing revenue by geography as set forth in ASC
         280-10-50-41 including disclosure of your domestic revenues separately from your foreign revenues.
Form 8-K Filed August 8, 2019

Exhibit No. 99.1
Outlook, page 1

4. Reference is made to your disclosure of non-GAAP diluted earnings per share and adjusted EBITDA guidance for 2019. Please disclose, with equal or greater prominence, the most directly comparable financial measure or measures calculated and presented in accordance with GAAP and a reconciliation, which shall be quantitative, to the extent available without unreasonable efforts, of the differences between the non-GAAP financial measure disclosed with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to
Item 10(e)(i)(A)-
         (B) of Regulation S-K.
 Richard Stoddart
INNERWORKINGS INC
September 4, 2019
Page 3
Form 10-Q for the Quarterly Period Ended June 30, 2019

Item 1. Condensed Consolidated Financial Statements (Unaudited)
Notes to Condensed Consolidated Financial Statements (Unaudited)
11. Commitments and Contingencies, page 19

5. We note disclosure in your Form 10-K that a decision was pending on your Motion to
         Dismiss filed November 26, 2018 pertaining to the securities class action complaint.
         Please update your disclosure. Refer to ASC 270-10-50. Further, please disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Refer to ASC 450-20-50-4.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Donna Di
Silvio, Staff Accountant, at (202) 551-3202 with any questions.



FirstName LastNameRichard Stoddart                             Sincerely,
Comapany NameINNERWORKINGS INC
                                                               Division of
Corporation Finance
September 4, 2019 Page 3                                       Office of
Consumer Products
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